As filed with the Securities and Exchange Commission on December 21, 2006	Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Brookdale Senior Living Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-3068069 (I.R.S. Employer Identification No.)

330 North Wabash Avenue

Suite 1400

Chicago, Illinois 60611

(312) 977-3700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

T. Andrew Smith, Esq.

Executive Vice President, General Counsel and Secretary

Brookdale Senior Living Inc.

111 Westwood Place

Suite 200

Brentwood, Tennessee 37027

(615) 221-2250

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by the Registrant.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be registered/ Proposed maximum offering price per unit/ Proposed maximum offering price	Amount of Registration Fee (1)
Common Stock, par value $.01 per share		(1)
Preferred Stock, par value $.01 per share		(1)

(1)

An unspecified aggregate initial offering price or number of the securities of each identified class is being registered as may from time to time be offered at unspecified prices. In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of the entire registration fee.

PROSPECTUS

Brookdale Senior Living Inc.

Common Stock

Preferred Stock

From time to time, we may offer and sell:

•	common stock, and
•	preferred stock.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered in this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. A prospectus supplement may also add, change or update information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement or other offering materials carefully before you invest.

Investing in our securities involves risks. You should read the section entitled "Risk Factors" beginning on page 1 before buying our securities. This information may also be included in any supplement and/or may be incorporated by reference into this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol "BKD."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2006

Unless otherwise stated or the context otherwise requires, references in this prospectus to "BKD," "Brookdale," "the company," "we," "our," and "us" refer to Brookdale Senior Living Inc. and its direct and indirect subsidiaries.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains summary descriptions of the common stock and preferred stock that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors set forth in this prospectus, the accompanying prospectus supplement and the reports that we file with the SEC, together with the other information we include or incorporate by reference in this prospectus and any prospectus supplement, before buying any of the securities offered hereby. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Our operating businesses were recently transferred to us, we have a limited operating history on a combined basis, and we are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses.

In June 2005, we were formed for the purpose of combining two leading senior living operating companies, Brookdale Living Communities, or BLC, and Alterra Healthcare Corporation, or Alterra, through a series of mergers that occurred in September 2005. Prior to this combination, we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business and the combination of existing businesses, including the risk that we will not be able to realize expected efficiencies and economies of scale or implement our business strategies. As such, we only have a brief combined and consolidated operating history upon which investors may evaluate our performance as an integrated entity and assess our future prospects. In addition, since our initial public offering in November 2005, we have purchased or have entered into definitive agreements to purchase over 215 additional facilities, including 83 facilities from American Retirement Corporation, or ARC. There can be no assurance that we will be able to successfully integrate and oversee the combined operations of BLC and Alterra and the additional facilities purchased in these acquisitions. Accordingly, our financial performance to date may not be indicative of our long-term future performance and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we not operated as separate, stand-alone entities pursuing independent strategies during the periods presented.

We have a history of losses and one of our operating subsidiaries, Alterra Healthcare Corporation, emerged from Chapter 11 bankruptcy reorganization in December 2003; therefore, we may not be able to achieve profitability.

We have incurred net losses in every quarter since our formation in June 2005. In addition, Alterra emerged from Chapter 11 bankruptcy reorganization in December 2003, approximately 11 months after filing a voluntary petition for bankruptcy reorganization, pursuant to which it sought to facilitate and complete its ongoing restructuring initiatives. Prior to its reorganization, Alterra's overall cash position had declined to a level that it believed to be insufficient to operate the company. This resulted in its failure to make certain scheduled debt service and lease payments, which caused it to be in default under several of its principal financing arrangements. The principal components of Alterra's restructuring plan were to dispose of selected under-performing and non-strategic assets and to restructure its capital structure. Alterra emerged from bankruptcy in December 2003 and in connection with its reorganization, Alterra adopted fresh start accounting as of December 4, 2003. Given our history of losses and Alterra's recent emergence from bankruptcy, there can be no assurance that we will be able to achieve and/or maintain profitability in the future. If we do not effectively manage our cash flow and combined business operations going forward or otherwise achieve profitability, our ability to pay dividends to our stockholders and our stock price would be adversely affected.

You may not be able to compare our historical financial information to our current financial information, which will make it more difficult to evaluate an investment in our securities.

As a result of Alterra's emergence from bankruptcy, we are operating a portion of our business with a new capital structure and have adopted fresh start accounting prescribed by generally accepted accounting principles. Accordingly, unlike companies that have not previously filed for bankruptcy protection, a portion of our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in Alterra's historical financial statements for periods prior to December 4, 2003 contained in this prospectus. Without historical financial statements to compare to our current performance, it may be more difficult for you to assess our future prospects when evaluating an investment in our securities.

Failure to successfully and efficiently integrate the facilities of American Retirement Corporation into our operations may adversely affect our operations and financial condition.

On July 25, 2006, we completed our acquisition of ARC. Our ability to successfully integrate the facilities of ARC, is uncertain. The acquisition of ARC was significantly larger than any acquisition we have completed since the completion of our initial public offering in November 2005. The purchase price of approximately $1.2 billion in cash represented more than ten times the amount of cash on our balance sheet at March 31, 2006. The integration of ARC's 83 facilities into our operations is a significant undertaking, as our resident capacity increased by nearly 50%, and will require significant attention from our management team. The acquisition involves the integration of two companies that previously operated independently. This integration is a complex, costly and time-consuming process and we cannot assure that this process will be successful. In addition, we have made several assumptions regarding synergies for the combined company, many of which are dependent upon how successful we are in integrating the operations of the two companies. We have added over 10,800 additional employees to our operations, including a Co-Chief Executive Officer and five executive vice presidents, which has increased our labor costs. In addition, the integration of ARC into our operations will require significant one-time costs for tasks such as site visits and audits and may be difficult to execute. Additional integration challenges include, among other things:

•	retaining existing residents;
•	persuading employees of Brookdale and ARC that the business cultures are compatible, maintaining morale, and retaining and integrating key employees;
•	incorporating new facilities into our business operations;
•	integrating facilities from our other recent acquisitions into our business operations simultaneously with the integration of ARC;
•	consolidating corporate and administrative functions;
•	coordinating sales and marketing functions; and
•	maintaining our standards, controls, procedures, and policies (including effective internal controls over financial reporting and disclosure controls and procedures).

If we are not able to successfully overcome these integration challenges, we may not achieve the benefits we expect from the acquisition of ARC, and our business, financial condition and results of operations will be adversely affected.

We may encounter difficulties in acquiring facilities at attractive prices or integrating acquisitions with our operations, which may adversely affect our operations and financial condition.

We will continue to target strategic acquisitions as opportunities arise. The process of integrating these and other acquired facilities into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources. These acquisitions and other future acquisitions may require us to incur additional indebtedness and contingent liabilities, and may result in unforeseen expenses or compliance issues, which may limit our revenue growth, cash flows, and our ability to achieve profitability and pay dividends to our stockholders. Moreover, any future acquisitions may not generate any additional income for us or provide any benefit to our business. In addition, we cannot assure you that we will be able to locate and acquire facilities at attractive prices in locations that are compatible with our strategy or that competition for the acquisition of facilities will not increase. Finally, when we are able to locate facilities and enter into definitive agreements to acquire or lease them, we cannot assure you that the transactions will be completed. Failure to complete transactions after we have entered into definitive agreements may result in significant expenses to us.

If we are unable to generate sufficient cash flow to cover required interest and lease payments, this would result in defaults of the related debt or leases and cross-defaults under other debt or leases, which would adversely affect our ability to continue to generate income.

We have significant indebtedness and lease obligations, and we intend to continue financing our facilities through mortgage financing, long-term leases and other types of financing, including borrowings under our lines of credit and future credit facilities we may obtain. We cannot give any assurance that we will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Any non-payment or other default under our financing arrangements could, subject to cure provisions, cause the lender to foreclose upon the facility or facilities securing such indebtedness or, in the case of a lease, cause the lessor to terminate the lease, each with a consequent loss of income and asset value to us. Furthermore, in some cases, indebtedness is secured by both a mortgage on a facility (or facilities) and a guaranty by us, BLC, ARC and/or Alterra. In the event of a default under one of these scenarios, the lender could avoid judicial procedures required to foreclose on real property by declaring all amounts outstanding under the guaranty immediately due and payable, and requiring the respective guarantor to fulfill its obligations to make such payments. The realization of any of these scenarios would have an adverse effect on our financial condition and capital structure. Additionally, a foreclosure on any of our properties could cause us to recognize taxable income, even if we did not receive any cash proceeds in connection with such foreclosure. Further, because our mortgages and leases generally contain cross-default and cross-collateralization provisions, a default by us related to one facility could affect a significant number of our facilities and their corresponding financing arrangements and leases.

Our indebtedness and long-term leases could adversely affect our liquidity and our ability to operate our business and our ability to execute our growth strategy.

Our level of indebtedness and our long-term leases could adversely affect our future operations and/or impact our stockholders for several reasons, including, without limitation:

•

We may have little or no cash flow apart from cash flow that is dedicated to the payment of any interest, principal or amortization required with respect to outstanding indebtedness and lease payments with respect to our long-term leases;

•

Increases in our outstanding indebtedness, leverage and long-term leases will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure;

•	Increases in our outstanding indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes; and
•	Our ability to pay dividends to our stockholders may be limited.

Our ability to make payments of principal and interest on our indebtedness and to make lease payments on our leases depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt or to make lease payments on our leases, we may be required, among other things, to seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, reduce or delay planned capital expenditures or delay or abandon desirable acquisitions. Such measures might not be sufficient to enable us to service our debt or to make lease payments on our leases. The failure to make required payments on our debt or leases or the delay or abandonment of our planned growth strategy could result in an adverse effect on our future ability to generate revenues and sustain profitability. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms to us.

Our existing credit facilities, mortgage loans and lease arrangements contain covenants that restrict our operations and any default under such facilities, loans or arrangements could result in the acceleration of indebtedness, termination of the leases or cross-defaults, any of which would negatively impact our liquidity and inhibit our ability to grow our business and increase revenues.

Our outstanding indebtedness and leases contain restrictions and covenants and require us to maintain or satisfy specified financial ratios and coverage tests, including maintaining prescribed net worth levels, leverage ratios and debt service and lease coverage ratios on a consolidated basis, and on a facility or facilities basis based on the debt or lease securing the facilities. In addition, certain of our leases require us to maintain lease coverage ratios on a lease portfolio basis (each as defined in the leases) and maintain stockholders' equity or tangible net worth amounts. The debt service coverage ratios are generally calculated as revenues less operating expenses, including an implied management fee and a reserve for capital expenditures, divided by the debt (principal and interest) or lease payment. Stockholders' equity is calculated in accordance with GAAP, and in certain circumstances less intangible assets or liabilities, or stockholders' equity plus deferred gains from sale-leaseback transactions and deferred entrance fee revenue. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness could become immediately due and payable. We cannot assure you that we could pay this debt if it became due.

Our outstanding indebtedness and leases are secured by our facilities and, in certain cases, a guaranty by us, BLC, ARC and/or Alterra. Therefore, an event of default under the outstanding indebtedness or leases, subject to cure provisions in certain instances, would give the respective lenders or lessors, as applicable, the right to declare all amounts outstanding to be immediately due and payable, terminate the lease, foreclose on collateral securing the outstanding indebtedness and leases, and restrict our ability to make additional borrowings under the outstanding indebtedness or continue to operate the properties subject to the lease. Certain of our outstanding indebtedness and leases contain cross-default provisions so that a default under certain outstanding indebtedness would cause a default under certain of our leases. Certain of our outstanding indebtedness and leases also restrict, among other things, our ability to incur additional debt.

The substantial majority of our lease arrangements are structured as master leases. Under a master lease, we may lease a large number of geographically dispersed properties through an indivisible lease. As a result, it is difficult to restructure the composition of the portfolio or economic terms of the lease without the consent of the landlord. Failure to comply with Medicare or Medicaid provider requirements is a default under several of our master lease and debt financing instruments. In addition, potential defaults related to an individual property may cause a default of an entire master lease portfolio and could trigger cross-default provisions in our outstanding indebtedness and other leases, which would have a negative impact on our capital structure and our ability to generate future revenues, and could interfere with our ability to pursue our growth strategy.

Certain of our master leases also contain radius restrictions, which limit our ability to develop or acquire new facilities within a specified distance from certain existing facilities covered by such master leases.

Mortgage debt and lease obligations expose us to increased risk of loss of property, which could harm our ability to generate future revenues and could have an adverse tax effect.

Mortgage debt and lease obligations increase our risk of loss because defaults on indebtedness secured by properties or pursuant to the terms of the lease may result in foreclosure actions initiated by lenders or lessors and ultimately our loss of the property securing any loans for which we are in default or cause the lessor to terminate the lease. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could negatively impact our earnings. Further, our mortgage debt and leases generally contain cross-default and cross-collateralization provisions and a default on one facility could affect a significant number of our facilities, financing arrangements and leases.

If we do not effectively manage our growth, our business, ability to maintain consistent quality control and financial results could be adversely affected.

We plan to grow organically through our existing operations, through selectively purchasing existing senior living operating companies and facilities, through the expansion of our existing facilities, and through the expansion of our ancillary services programs. This growth has and will continue to place significant demands on our current management resources. Our ability to manage our growth effectively and to successfully integrate new acquisitions and expansions into our existing business will require us to continue to expand our operational, financial and management information systems and to continue to retain, attract, train, motivate and manage key employees. There can be no assurance that we will be successful in attracting qualified individuals to the extent necessary, and management may expend significant time and energy attracting the appropriate personnel to manage assets we purchase in the future and our expansion activities. Also, the additional facilities and expansion activities will require us to maintain consistent quality control measures that allow our management to effectively identify deviations that result in delivering care and services that are substandard, which may result in litigation and/or loss of licensure or certification. If we are unable to manage our growth effectively and successfully integrate new acquisitions and expansions into our existing business or maintain consistent quality control measures, our business, financial condition and results of operations could be adversely affected.

Unforeseen costs associated with the acquisition of new facilities could reduce our future profitability.

Our growth strategy contemplates future acquisitions of existing senior living operating companies and facilities. Despite our extensive underwriting and due diligence procedures, facilities that we may acquire in the future may generate unexpectedly low or no returns or may not meet a risk profile that our investors find acceptable. In addition, we might encounter unanticipated difficulties and expenditures relating to any of the acquired facilities, including contingent liabilities, or newly acquired facilities might require significant management attention that would otherwise be devoted to our ongoing business. For example, a facility may require capital expenditures in excess of budgeted amounts, or it may experience management turnover that is higher than we project. These costs may negatively affect our future profitability.

Competition for the acquisition of strategic assets from buyers with lower costs of capital than us or that have lower return expectations than we do could limit our ability to compete for strategic acquisitions and therefore to grow our business effectively.

Several real estate investment trusts, or REITs, have similar asset acquisition objectives as we do, along with greater financial resources and lower costs of capital than we are able to obtain. This may increase competition for acquisitions that would be suitable to us, making it more difficult for us to compete and successfully implement our growth strategy. There is significant competition among potential acquirors in the senior living industry, including REITs, and there can be no assurance that we will be able to successfully implement our growth strategy or complete acquisitions, which could limit our ability to grow our business effectively.

If we are unable to expand our communities in accordance with our plans, our anticipated revenues and results of operations could be adversely affected.

We are currently working on projects that will expand several of our existing senior living communities over the next several years. We are also developing certain new senior living communities. These projects are in various stages of development and are subject to a number of factors over which we have little or no control. Such factors include the necessity of arranging separate leases, mortgage loans or other financings to provide the capital required to complete these projects; difficulties or delays in obtaining zoning, land use, building, occupancy, licensing, certificate of need and other required governmental permits and approvals; failure to complete construction of the projects on budget and on schedule; failure of third-party contractors and subcontractors to perform under their contracts; shortages of labor or materials that could delay projects or make them more expensive; adverse weather conditions that could delay completion of projects; increased costs resulting from general economic conditions or increases in the cost of materials; and increased costs as a result of changes in laws and regulations.

We cannot assure you that we will elect to undertake or complete all of our proposed expansion and development projects, or that we will not experience delays in completing those projects. In addition, we may incur substantial costs prior to achieving stabilized occupancy for each such project and cannot assure you that these costs will not be greater than we have anticipated. We also cannot assure you that any of our development projects will be economically successful. Our failure to achieve our expansion and development plans could adversely impact our growth objectives, and our anticipated revenues and results of operations.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow.

Continued expansion of our business through the acquisition of existing senior living operating companies and facilities and expansion of our existing facilities will require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, certain of our outstanding indebtedness and long-term leases restrict, among other things, our ability to incur additional debt. If we are unable to raise additional funds or obtain them on terms acceptable to us, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences or privileges senior to those of our common stock.

We will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and will be subject to changes in reimbursement levels, which could adversely affect our results of operations and cash flow.

We will rely on reimbursement from governmental programs for a greater portion of our revenues than before, and we cannot assure you that reimbursement levels will not decrease in the future, which could adversely affect our results of operations and cash flow. As of January 1, 2006, certain per person annual limits on Medicare reimbursement for therapy services became effective, subject to certain exceptions. These exceptions may be modified or may not be extended by Congress at a future date. There continue to be various federal and state legislative and regulatory proposals to implement cost containment measures that would limit payments to healthcare providers in the future. Changes in the reimbursement policies of the Medicare program could have an adverse effect on our results of operations and cash flow.

Due to the dependency of our revenues on private pay sources, events which adversely affect the ability of seniors to afford our monthly resident fees could cause our occupancy rates, revenues and results of operations to decline.

Costs to seniors associated with independent and assisted living services are not generally reimbursable under government reimbursement programs such as Medicare and Medicaid. Only seniors with income or assets meeting or exceeding the comparable median in the regions where our facilities are located typically can afford to pay our monthly resident fees. Economic downturns or changes in demographics could adversely affect the ability of seniors to afford our resident fees. In addition, downturns in the housing markets would adversely affect the ability of seniors to afford our entrance fees and resident fees as our customers frequently use the proceeds from the sale of their homes to cover the cost of our fees. If we are unable to retain and/or attract seniors with sufficient income, assets or other resources required to pay the fees associated with independent and assisted living services, our occupancy rates, revenues and results of operations would decline.

We are susceptible to risks associated with the lifecare benefits that we offer the residents of our lifecare entrance fee communities.

We operate 7 lifecare entrance fee communities that offer residents a limited lifecare benefit. Residents of these communities pay an upfront entrance fee upon occupancy, of which a portion is generally refundable, with an additional monthly service fee while living in the community. This limited lifecare benefit is typically (a) a certain number of free days in the community’s health center during the resident’s lifetime, (b) a discounted rate for such services, or (c) a combination of the two. The lifecare benefit varies based upon the extent to which the resident’s entrance fee is refundable. The pricing of entrance fees, refundability provisions, monthly service fees, and lifecare benefits are determined utilizing actuarial projections of the expected morbidity and mortality of the resident population. In the event the entrance fees and monthly service payments established for our communities are not sufficient to cover the cost of lifecare benefits granted to residents, the results of operations and financial condition of these communities could be adversely affected.

Residents of these entrance fee communities are guaranteed a living unit and nursing care at the community during their lifetime, even if the resident exhausts his or her financial resources and becomes unable to satisfy his or her obligations to the community. In addition, in the event a resident requires nursing care and there is insufficient capacity for the resident in the nursing facility at the community where the resident lives, the community must contract with a third party to provide such care. Although we screen potential residents to ensure that they have adequate assets, income, and reimbursements from government programs and third parties to pay their obligations to our communities during their lifetime, we cannot assure you that such assets, income, and reimbursements will be sufficient in all cases. If insufficient, we have rights of set-off against the refundable portions of the residents’ deposits, and would also seek available reimbursement under Medicaid or other available programs. To the extent that the financial resources of some of the residents are not sufficient to pay for the cost of facilities and services provided to them, or in the event that our communities must pay third parties to provide nursing care to residents of our communities, our results of operations and financial condition would be adversely affected.

The geographic concentration of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, resulting in a decrease in our revenues or an increase in our costs, or otherwise negatively impacting our results of operations.

We have a high concentration of facilities in Florida, Illinois, California, Arizona and Texas. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to assisted living facilities, acts of nature and other factors that may result in a decrease in demand for senior living services in these states could have an adverse effect on our revenues, costs and results of operations. In addition, since many of these facilities are located in Florida and California, we are particularly susceptible to revenue loss, cost increase or damage caused by hurricanes or other severe weather conditions or natural disasters such as earthquakes or tornados. Any significant loss due to a natural disaster may not be covered by insurance and may lead to an increase in the cost of insurance.

Termination of our resident agreements and vacancies in the living spaces we lease could adversely affect our revenues, earnings and occupancy levels.

State regulations governing assisted living facilities require written resident agreements with each resident. Several of these regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, several of our assisted living resident agreements allow residents to terminate their agreements upon 0 to 30 days' notice. Unlike typical apartment leasing or independent living arrangements that involve lease agreements with specified leasing periods of up to a year or longer, in many instances we cannot contract with our assisted living residents to stay in those living spaces for longer periods of time. Our independent living resident agreements generally provide for termination of the lease upon death or allow a resident to terminate his or her lease upon the need for a higher level of care not provided at the facility. The resident is usually obligated to pay rent for the lesser of 60 days after the move out or until the unit is rented by another resident. If multiple residents terminate their resident agreements at or around the same time, our revenues, earnings and occupancy levels could be adversely affected. In addition, because of the demographics of our typical residents, including age and health, resident turnover rates in our facilities are difficult to predict. As a result, the living spaces we lease may be unoccupied for a period of time, which could adversely affect our revenues and earnings.

Increased competition for or a shortage of skilled personnel could increase our staffing and labor costs, which would have an adverse effect on our profitability and/or our ability to conduct our business operations.

Our success depends on our ability to retain and attract skilled management personnel who are responsible for the day-to-day operations of each of our facilities. Each facility has an Executive Director or Residence Director, each a Director, responsible for the overall day-to-day operations of the facility, including quality of care, social services and financial performance. Depending upon the size of the facility, each Director is supported by a facility staff member who is directly responsible for day-to-day care of the residents and either facility staff or regional support to oversee the facility's marketing and community outreach programs. Other key positions supporting each facility may include individuals responsible for food service, healthcare services, therapy services, activities, housekeeping and engineering. We compete with various health care service providers, including other senior living providers, in retaining and attracting qualified and skilled personnel. Increased competition for or a shortage of nurses, therapists or other trained personnel, or general inflationary pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge to our residents or our service charges. Turnover rates and the magnitude of the shortage of nurses, therapists or other trained personnel varies substantially from facility to facility. Although reliable industry-wide data on key employee retention does not exist, we believe that our employee retention rates are consistent with those of other national senior housing operators. If there is an increase in these costs, our profitability would be negatively affected. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively, our ability to implement our growth strategy, and our overall operating results could be harmed.

Increases in market interest rates could significantly increase the costs of our unhedged debt and lease obligations, which could adversely affect our liquidity and earnings.

Our unhedged floating-rate debt and lease payment obligations and any unhedged floating-rate debt incurred in the future, exposes us to interest rate risk. Therefore, increases in prevailing interest rates could increase our payment obligations, which would negatively impact our liquidity and earnings.

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our stock price.

We intend to continue to pay regular quarterly dividends to the holders of our common stock. However, our ability to pay and maintain cash dividends is based on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, anticipated operating expense levels, the level of demand for our units/beds, anticipated entrance fee sales and the rates we charge. Actual results that may vary substantially from estimates. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. We can give no assurance as to our ability to pay or maintain dividends. We also cannot assure you that the level of dividends will be maintained or increase over time or that increases in demand for our units/beds and monthly resident fees will increase our actual cash available for dividends to stockholders. We expect that we will pay dividends that exceed our net income amount for the applicable quarter as calculated in accordance with GAAP. The failure to pay or maintain dividends would adversely affect our stock price.

Environmental contamination at any of our facilities could result in substantial liabilities to us, which may exceed the value of the underlying assets and which could materially and adversely effect our liquidity and earnings.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property, such as us, may be held liable in certain circumstances for the costs of investigation, removal or remediation of, or related to the release of, certain hazardous or toxic substances, that could be located on, in, at or under a property, regardless of how such materials came to be located there. The cost of any required investigation, remediation, removal, mitigation, compliance, fines or personal or property damages and our liability therefore could exceed the property's value and/or our assets' value. In addition, the presence of such substances, or the failure to properly dispose of or remediate the damage caused by such substances, may adversely affect our ability to sell such property, to attract additional residents and retain existing residents, to borrow using such property as collateral or to develop or redevelop such property. In addition, such laws impose liability, which may be joint and several, for investigation, remediation, removal and mitigation costs on persons who disposed of or arranged for the disposal of hazardous substances at third party sites. Such laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence, release or disposal of such substances as well as without regard to whether such release or disposal was in compliance with law at the time it occurred. Although we do not believe that we have incurred such liabilities as would have a material adverse effect on our business, financial condition and results of operations, we could be subject to substantial future liability for environmental contamination that we have no knowledge about as of the date of this prospectus and/or for which we may not be at fault.

Failure to comply with existing environmental laws could result in increased expenditures, litigation and potential loss to our business and in our asset value, which would have an adverse effect on our earnings and financial condition.

Our operations are subject to regulation under various federal, state and local environmental laws, including those relating to: the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; identification and warning of the presence of asbestos-containing materials in buildings, as well as removal of such materials; the presence of other substances in the indoor environment; and protection of the environment and natural resources in connection with development or construction of our properties.

Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of the residents. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste, but the use of such waste management companies does not immunize us from alleged violations of such laws for operations for which we are responsible even if carried out by such waste management companies, nor does it immunize us from third-party claims for the cost to cleanup disposal sites at which such wastes have been disposed.

Federal regulations require building owners and those exercising control over a building's management to identify and warn their employees and certain other employers operating in the building of potential hazards posed by workplace exposure to installed asbestos-containing materials and potential asbestos-containing materials in their buildings. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potential asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potential asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potential asbestos-containing materials.

The presence of mold, lead-based paint, contaminants in drinking water, radon and/or other substances at any of the facilities we own or may acquire may lead to the incurrence of costs for remediation, mitigation or the implementation of an operations and maintenance plan and may result in third party litigation for personal injury or property damage. Furthermore, in some circumstances, areas affected by mold may be unusable for periods of time for repairs, and even after successful remediation, the known prior presence of extensive mold could adversely affect the ability of a facility to retain or attract residents and could adversely affect a facility's market value.

Although we believe that we are currently in material compliance with applicable environmental laws, if we fail to comply with such laws in the future, we would face increased expenditures both in terms of fines and remediation of the underlying problem(s), potential litigation relating to exposure to such materials, and potential decrease in value to our business and in the value of our underlying assets. Therefore, our failure to comply with existing environmental laws would have an adverse effect on our earnings, our financial condition and our ability to pursue our growth strategy.

We are unable to predict the future course of federal, state and local environmental regulation and legislation. Changes in the environmental regulatory framework could have a material adverse effect on our business. In addition, because environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

We are subject to risks associated with complying with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to include a report with each Annual Report on Form 10-K regarding its internal controls over financial reporting. We have implemented processes documenting and evaluating our system of internal controls. Complying with these new requirements is extremely expensive, time consuming and subject to changes in regulatory requirements. The existence of one or more material weaknesses, management’s conclusion that its internal controls over financial reporting are not effective, or the inability of our auditors to express an opinion or attest that our management’s report is fairly stated, could result in a loss of investor confidence in our financial reports, adversely affect our stock price and/or subject us to sanctions or investigation by regulatory authorities.

Risks Related to Our Industry

The cost and difficulty of complying with increasing and evolving regulation and enforcement could have an adverse effect on our business operations and profits.

The regulatory environment surrounding the senior living industry continues to evolve and intensify in the amount and type of laws and regulations affecting it, many of which vary from state to state. In addition, many senior living facilities are subject to regulation and licensing by state and local health and social service agencies and other regulatory authorities. In several of the states in which we operate or may operate, we are prohibited from providing certain higher levels of senior care services without first obtaining the appropriate licenses. Also, in several of the states in which we operate or intend to operate, assisted living facilities and/or skilled nursing facilities require a certificate of need before the facility can be opened or the services at an existing facility can be expanded. Furthermore, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws, particularly with respect to large for-profit, multi-facility providers like us. These requirements, and the increased enforcement thereof, could affect our ability to expand into new markets, to expand our services and facilities in existing markets and, if any of our presently licensed facilities were to operate outside of its licensing authority, may subject us to penalties including closure of the facility. Future regulatory developments as well as mandatory increases in the scope and severity of deficiencies determined by survey or inspection officials could cause our operations to suffer. We are unable to predict the future course of federal, state and local legislation or regulation. If regulatory requirements increase, whether through enactment of new laws or regulations or changes in the enforcement of existing rules, our earnings and operations could be adversely affected.

The intensified regulatory and enforcement environment impacts providers like us because of the increase in the number of inspections or surveys by governmental authorities and consequent citations for failure to comply with regulatory requirements. We also expend considerable resources to respond to federal and state investigations or other enforcement action. From time to time in the ordinary course of business, we receive deficiency reports from state and federal regulatory bodies resulting from such inspections or surveys. Although most inspection deficiencies are resolved through an agreed-to plan of corrective action, the reviewing agency typically has the authority to take further action against a licensed or certified facility, which could result in the imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs or imposition of other sanctions, including criminal penalties. Furthermore, certain states may allow citations in one facility to impact other facilities in the state. Revocation of a license at a given facility could therefore impact our ability to obtain new licenses or to renew existing licenses at other facilities, which may also cause us to be in default under our leases, trigger cross-defaults, trigger defaults under certain of our credit agreements or adversely affect our ability to operate and/or obtain financing in the future. If a state were to find that one facility's citation would impact another of our facilities, this would also increase costs and result in increased surveillance by the state survey agency. To date, none of the deficiency reports received by us has resulted in a suspension, fine or other disposition that has had a material adverse effect on our revenues. However, the failure to comply with applicable legal and regulatory requirements in the future could result in a material adverse effect to our business as a whole.

There are various extremely complex federal and state laws governing a wide array of referral relationships and arrangements and prohibiting fraud by health care providers, including those in the senior living industry, and governmental agencies are devoting increasing attention and resources to such anti-fraud initiatives. Some examples are the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Balanced Budget Act of 1997, and the False Claims Act, which gives private individuals the ability to bring an action on behalf of the federal government. The violation of any of these laws or regulations may result in the imposition of fines or other penalties that could increase our costs and otherwise jeopardize our business.

Additionally, we provide services and operate facilities that participate in federal and/or state health care reimbursement programs, which makes us subject to federal and state laws that prohibit anyone from presenting, or causing to be presented, claims for reimbursement which are false, fraudulent or are for items or services that were not provided as claimed. Similar state laws vary from state to state and we cannot be sure that these laws will be interpreted consistently or in keeping with past practice. Violation of any of these laws can result in loss of licensure, civil or criminal penalties and exclusion of health care providers or suppliers from furnishing covered items or services to beneficiaries of the applicable federal and/or state health care reimbursement program. Loss of licensure may also cause us to default under our leases and/or trigger cross-defaults.

We are also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Federal Anti-Kickback Law, the Stark laws and certain state referral laws. Authorities have interpreted the Federal Anti-Kickback Law very broadly to apply to many practices and relationships between health care providers and sources of patient referral. This could result in criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid, which may also cause us to default under our leases and/or trigger cross-defaults. Adverse consequences may also result if we violate federal Stark laws related to certain Medicare and Medicaid physician referrals. While we endeavor to comply with all laws that regulate the licensure and operation of our business, it is difficult to predict how our revenues could be affected if we were subject to an action alleging such violations.

Compliance with the Americans with Disabilities Act, Fair Housing Act and fire, safety and other regulations may require us to make unanticipated expenditures, which could increase our costs and therefore adversely affect our earnings, financial condition and our ability to pay dividends to stockholders.

All of our facilities are required to comply with the Americans with Disabilities Act, or ADA. The ADA has separate compliance requirements for "public accommodations'' and "commercial properties,'' but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of government fines or an award of damages to private litigants.

We must also comply with the Fair Housing Act, which prohibits us from discriminating against individuals on certain bases in any of our practices if it would cause such individuals to face barriers in gaining residency in any of our facilities. Additionally, the Fair Housing Act and other state laws require that we advertise our services in such a way that we promote diversity and not limit it. We may be required, among other things, to change our marketing techniques to comply with these requirements.

In addition, we are required to operate our facilities in compliance with applicable fire and safety regulations, building codes and other land use regulations and food licensing or certification requirements as they may be adopted by governmental agencies and bodies from time to time. Like other health care facilities, senior living facilities are subject to periodic survey or inspection by governmental authorities to assess and assure compliance with regulatory requirements. Surveys occur on a regular (often annual or bi-annual) schedule, and special surveys may result from a specific complaint filed by a resident, a family member or one of our competitors. We may be required to make substantial capital expenditures to comply with those requirements.

Capital expenditures we have made to comply with any of the above to date have been immaterial, however, the increased costs and capital expenditures that we may incur in order to comply with any of the above would result in a negative effect on our earnings, financial condition and our ability to pay dividends to stockholders.

Significant legal actions and liability claims against us in excess of insurance limits could subject us to increased operating costs and substantial uninsured liabilities, which may adversely affect our financial condition and operating results.

The senior living business entails an inherent risk of liability, particularly given the demographics of our residents, including age and health, and the services we provide. In recent years, we, as well as other participants in our industry, have been subject to an increasing number of claims and lawsuits alleging that our services have resulted in resident injury or other adverse effects. Many of these lawsuits involve large damage claims and significant legal costs. Many states continue to consider tort reform and how it will apply to the senior living industry. We may continue to be faced with the threat of large jury verdicts in jurisdictions that do not find favor with large senior living providers. We maintain liability insurance policies in amounts and with the coverage and deductibles we believe are adequate based on the nature and risks of our business, historical experience and industry standards. Beginning January 1, 2006, we formed a wholly-owned ‘‘captive’’ insurance company for the purpose of insuring certain portions of our risk retention under our general and professional liability insurance programs. In the past year, we have not had any claims that exceeded our policy limits. However, there can be no guarantee that we will not have such claims in the future.

If a successful claim is made against us and it is not covered by our insurance or exceeds the policy limits, our financial condition and results of operations could be materially and adversely affected. In some states, state law may prohibit or limit insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. As a result, we may be liable for punitive damage awards in these states that either are not covered or are in excess of our insurance policy limits. Also, the above deductibles, or self-insured retention, are accrued based on an actuarial projection of future liabilities. If these projections are inaccurate and if there are an unexpectedly large number of successful claims that result in liabilities in excess of our self-insured retention, our operating results could be negatively affected. Claims against us, regardless of their merit or eventual outcome, also could have a material adverse effect on our ability to attract residents or expand our business and could require our management to devote time to matters unrelated to the day-to-day operation of our business. We also have to renew our policies every year and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. There can be no assurance that we will be able to obtain liability insurance in the future or, if available, that such coverage will be available on acceptable terms.

Overbuilding, increased competition and increased operating costs may adversely affect our ability to generate and increase our revenues and profits and to pursue our growth strategy.

The senior living industry is highly competitive, and we expect that it may become more competitive in the future. We compete with numerous other companies that provide long-term care alternatives such as home healthcare agencies, therapy services, life care at home, facility-based service programs, retirement communities, convalescent centers and other independent living, assisted living and skilled nursing providers, including not-for-profit entities. In general, regulatory and other barriers to competitive entry in the independent living and assisted living segments of the senior living industry are not substantial. We have experienced and expect to continue to experience increased competition in our efforts to acquire and operate senior living facilities. Consequently, we may encounter increased competition that could limit our ability to attract new residents, raise resident fees or expand our business, which could have a material adverse effect on our revenues and earnings.

In addition, overbuilding in the late 1990s in the senior living industry reduced the occupancy rates of many newly constructed buildings and, in some cases, reduced the monthly rate that some newly built and previously existing facilities were able to obtain for their services. This resulted in lower revenues for certain of our facilities during that time. While we believe that overbuilt markets have stabilized and should continue to be stabilized for the immediate future, we cannot be certain that the effects of this period of overbuilding will not effect our occupancy and resident fee rate levels in the future, nor can we be certain that another period of overbuilding in the future will not have the same effects. Moreover, while we believe that the new construction dynamics and the competitive environments in Florida, Illinois, Texas, Arizona and California are substantially similar to the national market, taken as a whole, if the dynamics or environment were to be significantly adverse in one or more of those states, it would have a disproportionate effect on our revenues (due to the large portion of our revenues that are generated in those states).

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest.

As of the date of this prospectus, funds managed by affiliates of Fortress Investment Group LLC, or Fortress, beneficially own 61,007,867 shares, or over 60%, of our common stock. In addition, two of our directors are associated with Fortress. As a result, funds managed by affiliates of Fortress will be able to control fundamental and significant corporate matters and transactions, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and the dissolution of the Company. Fortress's interests may conflict with your interests. Their control of the Company could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control of the Company and changes in management. As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control of the Company.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that you may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that will hinder takeover attempts, including:

•	a staggered board of directors consisting of three classes of directors, each of whom serve three-year terms;
•	removal of directors only for cause, and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;
•	blank-check preferred stock;
•

provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings (with the exception of Fortress and its affiliates, so long as they collectively beneficially own at least 50.1% of our issued and outstanding common stock);

•	advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and
•

no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Additionally, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of us with Fortress' approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including paying dividends. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us.

The market price of our stock could be negatively affected by sales of substantial amounts of our common stock if Fortress, our largest stockholder, defaults under credit agreements secured by its holdings of shares of our common stock.

On June 28, 2006, Fortress informed us of the following:

Two affiliates of Fortress, FRIT Holdings LLC and FIT Holdings LLC entered into separate credit agreements, both dated June 28, 2006, with Deutsche Bank AG, London Branch, or Deutsche Bank, as Administrative Agent and sole lender. Pursuant to these credit agreements, the affiliates have received an aggregate commitment of approximately $1.43 billion from Deutsche Bank, and this amount has been secured by, among other things, a pledge by the borrowers and one other affiliate of Fortress of a total of 40,628,000 shares of our common stock owned by such affiliates. The 40,628,000 shares of common stock represented approximately 61% of our issued and outstanding common stock as of June 28, 2006, and approximately 40% as of the date of this prospectus.

The credit agreements contain customary default provisions and also require prepayment of a portion of the borrowings by the borrowers in the event the trading price of our common stock decreases below certain specified levels. In the event of a default under the credit agreements by the borrowers, Deutsche Bank may foreclose upon any and all shares of our common stock pledged to it. The sale of these pledged shares by the affiliates of Fortress in the event of a default could have an adverse impact on the price of our shares.

The borrowers have agreed in the credit agreements that if a shelf registration statement is not effective and usable for resales of any portion of the pledged common stock by Deutsche Bank (in the event of foreclosure) as of June 9, 2007, the applicable affiliate will prepay a related portion of the borrowings.

We are not a party to the credit agreements and have no obligations thereunder. Wesley R. Edens, the Chairman of our board of directors, owns an interest in Fortress and is the Chairman of its Management Committee. William B. Doniger, the Vice Chairman of our board of directors, is a managing director of Fortress.

In connection with our obligations under the Stockholders Agreement, we received a request from Fortress to file a registration statement on Form S-3 to permit the registration of the sale of up to 40,628,000 shares of common stock that Fortress or certain of its affiliates have pledged as collateral in connection with the credit agreements. We intend to file that registration statement simultaneously with the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange, or NYSE, under the trading symbol "BKD." Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005. General information about us, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.brookdaleliving.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

The SEC allows "incorporation by reference" into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which we have already filed with the SEC and all documents we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	Annual Report on Form 10-K, as amended, for the year ended December 31, 2005;
•	Quarterly Report on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006;
•	Proxy Statement on Schedule 14A for our May 18, 2006 annual meeting of stockholders;
•

Current Reports on Form 8-K filed on January 13, 2006, February 8, 2006, February 13, 2006, April 13, 2006, May 1, 2006, May 15, 2006 (relating to Items 1.01, 3.02 and 9.01), June 15, 2006 (two filings), June 27, 2006, June 28, 2006, July 20, 2006, July 25, 2006, August 3, 2006, August 14, 2006 (relating to Items 5.02 and 9.01), September 18, 2006, September 26, 2006, and November 17, 2006;

•	Current Reports on Form 8-K/A filed on March 20, 2006 and October 10, 2006; and
•	The description of our common stock contained in our Registration Statement on Form 8-A filed under the Security Exchange Act on October 11, 2005.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Requests should be directed to Brookdale Senior Living Inc., Attn: Secretary, 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027, (615) 221-2250.

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, any underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to our ability to integrate the facilities of American Retirement Corporation into our operations; our continued ability to acquire facilities at attractive prices which will generate returns consistent with expectations; the possibility that the facilities that we have recently acquired and will acquire may not generate sufficient additional income to justify their acquisition; possibilities that conditions to closing of certain transactions will not be satisfied; our ability to close on facilities under non-binding letters of intent, which is generally less probable than closing on facilities under definitive agreements; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; a decrease in the overall demand for senior housing; general economic conditions and economic conditions in the markets in which we operate; real estate markets in the regions where our facilities are located; competitive pressures within the industry and/or markets in which we operate; the creditworthiness of our residents; interest rate fluctuations; licensing risks; our failure to comply with federal, state and local laws and regulations; our failure to comply with environmental laws; the effect of future legislation or regulatory changes in our operations. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

BROOKDALE SENIOR LIVING INC.

Brookdale Senior Living Inc. is a leading owner and operator of senior living facilities throughout the United States. The Company is committed to providing an exceptional living experience through properties that are designed, purpose-built and operated to provide the highest-quality service, care and living accommodations for residents. Currently we own and operate independent, assisted, dementia-care facilities and continuing care retirement centers, with approximately 51,000 residents. We believe we operate in the most attractive sectors of the senior living industry with significant opportunities to increase our revenues through providing a combination of housing, hospitality services and health care services.

We plan to grow our revenue and operating income primarily through a combination of: (i) organic growth in our existing portfolio; (ii) acquisitions of additional operating companies and facilities; (iii) expansions of certain of our facilities; (iv) expanding our ancillary service programs (including therapy services); and (v) the realization of economies of scale, including the continuing realization of those created by the combination of Brookdale Living Communities, Inc., or BLC, and Alterra Healthcare Corporation, or Alterra, which occurred in September 2005, and the acquisition of American Retirement Corporation, or ARC, which occurred in July 2006. Given the size and breadth of our nationwide platform, we believe that we are well positioned to continue to invest in a broad spectrum of assets in the senior living industry, including independent living, assisted living and continuing care retirement communities assets.

Our principal executive offices are located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611. Our telephone number is (312) 977-3700. Our website address is www.brookdaleliving.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of securities for working capital and other general corporate purposes, which may include the repayment or refinancing of outstanding indebtedness and the financing of future acquisitions. We will have significant discretion in the use of any net proceeds. The net proceeds may be invested temporarily in interest-bearing accounts and short-term interest-bearing securities until they are used for their stated purpose. We may provide additional information on the use of the net proceeds from the sale of the offered securities in an applicable prospectus supplement relating to the offered securities.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below:

Nine Months Ended September 30,	Years Ended December 31,
2006	2005	2004	2003	2002	2001
*	*	*	*	2.0	1.6

Earnings for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004, and 2003 were inadequate to cover fixed charges. The coverage deficiencies were $80.3 million, $66.7 million, $5.4 million, and $0.9 million, respectively.

For purposes of the ratio, "earnings" means the sum of:

•	our pre-tax income from continuing operations, before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees
•	any distributed income we receive from less-than-fifty-percent-owned companies, and

•	our fixed charges, excluding capitalized interest, and preferred stock dividend requirements of our consolidated subsidiaries.

"Fixed charges and preferred stock dividends" means the sum of:

•	the interest we pay on borrowed funds
•	the preferred stock dividend requirements of our consolidated subsidiaries,
•	the amount we amortize for debt discount, premium, and issuance expense,
•	an estimate of the interest within rent expense, and
•	our preferred stock dividend requirements, increased to an amount representing the pre-tax earnings required to cover such dividend requirements based on our effective income tax rates.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consisted of:

•	200,000,000 shares of common stock, par value $0.01 per share; and
•	50,000,000 shares of preferred stock, par value $0.01 per share.

As of December 19, 2006, there were outstanding 101,236,703 shares of common stock and no outstanding shares of preferred stock. All of the currently outstanding shares of common stock are validly issued, fully paid and non-assessable under the Delaware General Corporation Law, or the DGCL.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. The amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement, as amended, with Fortress Brookdale Acquisition LLC, or FBA, FIT-ALT Investor LLC, Fortress Investment Trust II and Health Partners, Fortress will have the right to designate up to five directors to serve on the board for so long as the Fortress stockholders beneficially own more than 50% of the voting power of the Company. The Stockholders Agreement requires that the Fortress stockholders vote or cause to be voted all of their voting shares for the directors nominated as described above.

Subject to any preference rights of holders of our preferred stock that the Company may issue in the future, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

The holders of common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. Our common stock is listed on the New York Stock Exchange under the symbol "BKD''.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change of control of Brookdale.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the DGCL, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws.

Certain provisions of our amended and restated certificate of incorporation may make a change in control of Brookdale more difficult to effect. Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2008, 2007 and 2009, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our amended and restated by-laws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares or our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See "–Preferred Stock.'' Our amended and restated by-laws also provide that our stockholders (with the exception of the majority stockholder if Fortress owns at least 50% of the then outstanding shares) are specifically denied the ability to call a special meeting of the stockholders. Advance notice must be provided by our stockholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director's duty of loyalty to us or our stockholders;
•	intentional misconduct or a knowing violation of law;
•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or
•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation allows us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We have entered into indemnification agreements with certain of our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under Article Eight of our amended and restated certificate of incorporation, FIT-ALT Investor LLC, FBA, Fortress Investment Trust II, Fortress Registered Investment Trust, and Fortress Brookdale Investment Fund LLC, and their respective subsidiaries and affiliates (collectively, the "Significant Stockholders'') have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates. We have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities in accordance with Section 122(17) of the Delaware General Corporation Law.

In the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if any of the Significant Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The telephone number of American Stock Transfer & Trust Company is (212) 936-5100.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The consolidated and combined financial statements of Brookdale Senior Living Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 2005 and for the periods from January 1, 2005 to September 30, 2005 and October 1, 2005 to December 31, 2005, and the consolidated financial statements of CMCP-Properties, Inc. as of December 31, 2004 and for the year then ended and for the period from January 1, 2005 through December 30, 2005 incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated by reference in this prospectus, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Alterra Healthcare Corporation as of December 31, 2002 and the consolidated statements of operations, statements of changes in stockholders' equity (deficit) and statements of cash flows for the period January 1, 2003 to November 30, 2003 and the fiscal year ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the aforementioned consolidated financial statements of Alterra contains an explanatory paragraph that Alterra emerged from Chapter 11 bankruptcy on December 4, 2003. Upon emergence from bankruptcy, Alterra changed its basis of financial statement presentation to reflect the adoption of fresh start accounting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

The consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses are estimated to be as follows:

Securities and Exchange Commission Registration Fee	*
Printing and Engraving Fees and Expenses	$0
Accounting Fees and Expenses	$50,000
Legal Fees	$50,000
Miscellaneous	$0
Total	$100,000

*	To be deferred under Rule 456(b) and calculated in connection with the offering of securities under this registration statement under Rule 457(r).
Item 15.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

The Company’s amended and restated certificate of incorporation states that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as director, except for breaches of the duty of loyalty, and for acts or omissions in bad faith or involving intentional misconduct or knowing violation of law. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our amended and restated by-laws provide that the Company will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or a subsidiary. However, such indemnification is permitted only if such person acted in good faith, lawfully and not against our best interests. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders.

Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

The Company has entered into separate indemnification agreements with each of its directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated by-laws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated by-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Item 16.	List of Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits beginning on page II-6 and are incorporated herein by reference.

Item 17.	Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in amount and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(1)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(3)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(c)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on December 21, 2006.

BROOKDALE SENIOR LIVING INC.
By:	/s/ W.E. Sheriff
Name:	W.E. Sheriff
Title:	Co-Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes, constitutes and appoints Wesley R. Edens, Mark J. Schulte, R. Stanley Young, and T. Andrew Smith, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, and any related registration statement and its amendments and post-effective amendments filed pursuant to Rule 462(b) under the Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Wesley R. Edens	Chairman of the Board	December 21, 2006
Wesley R. Edens

/s/ Mark J. Schulte	Co-Chief Executive Officer	December 21, 2006
Mark J. Schulte

/s/ W. E. Sheriff	Co-Chief Executive Officer	December 21, 2006
W. E. Sheriff

/s/ R. Stanley Young	Executive Vice President, Chief Financial Officer	December 21, 2006
R. Stanley Young

/s/ Bryan Richardson	Executive Vice President, Chief Accounting Officer	December 21, 2006
Bryan Richardson

/s/ Frank M. Bumstead	Director	December 21, 2006
Frank M. Bumstead

/s/ Jackie M. Clegg	Director	December 21, 2006
Jackie M. Clegg

/s/ William B. Doniger	Director	December 21, 2006
William B. Doniger

/s/ Jeffrey G. Edwards	Director	December 21, 2006
Jeffrey G. Edwards

/s/ Jeffrey R. Leeds	Director	December 21, 2006
Jeffrey R. Leeds

/s/ Samuel Waxman	Director	December 21, 2006
Samuel Waxman

INDEX TO EXHIBITS

Item 16: Exhibits and Financial Statement Schedules

A. Exhibits

Exhibit No.	Description
2.1*

Conveyance Agreement, dated as of September 30, 2005, by and among Brookdale Senior Living Inc., Brookdale Living Communities, Inc., BSL Brookdale Merger Inc., BSL CCRC Merger Inc., BSL FEBC Merger Inc., Emeritus Corporation, FEBC-ALT Investors LLC, FIT-ALT Investor LLC, Fortress CCRC Acquisition LLC, Fortress Investment Trust II, Fortress Registered Investment Trust, Fortress Brookdale Acquisition LLC, Health Partners and NW Select LLC (incorporated by reference to Exhibit 2.12 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005).

2.2*

Agreement and Plan of Merger, dated as of May 12, 2006, by and among Brookdale Senior Living Inc., Beta Merger Sub Corporation, and American Retirement Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 15, 2006).

4.1

Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005).

4.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005).
4.3	Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-127372) filed on October 11, 2005).
4.4

Stockholders Agreement, dated as of November 28, 2005, by and among Brookdale Senior Living Inc., FIT-ALT Investor LLC, Fortress Brookdale Acquisition LLC, Fortress Investment Trust II and Health Partners. (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on March 31, 2006).

4.5

Amendment No. 1 to Stockholders Agreement, dated as of July 26, 2006, by and among the Company, FIT-ALT Investor LLC, Fortress Registered Investment Trust, Fortress Brookdale Investment Fund LLC, FRIT Holdings LLC, and FIT Holdings LLC (incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q for the Quarterly Period ending June 30, 2006, filed on August 14, 2006).

4.6**	Form of Certificate for Preferred Stock
4.7**	Form of Certificate of Designation of Preferred Stock
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP-Chicago, Illinois
23.3	Consent of Ernst & Young LLP-Dallas, Texas
23.4	Consent of KPMG LLP-Milwaukee, Wisconsin
23.5	Consent of KPMG LLP-Nashville, Tennessee

24.1	Powers of Attorney (included on the signature pages hereto)

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Reg. S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.
**	To be filed by amendment or as an exhibit to a Current Report on Form 8-K and incorporated by reference herein.